Exhibit 99.1

Safe-T Group Reports Record Annual Revenue of $10.3 Million Representing Over 110% Growth

Company Reports 191% Increase in Fourth Quarter 2021 Revenues and 335% Growth in Fourth Quarter 2021 Gross Profit

HERZLIYA, Israel, March 29, 2022 - Safe-T Group Ltd. (Nasdaq, TASE: SFET) (“Safe-T” or the “Company”), a global provider of cyber-security and privacy solutions to consumers and enterprises, today announced record financial results for the three-month period and the year ended December 31, 2021.

●	Revenues for the three months ended December 31, 2021, reached a quarterly record high of $3,773,000, an increase of 191% compared to the three-month period ended December 31, 2020. Revenues for the full year ended December 31, 2021, reached an annual record $10,281,000, an increase of more than 110% compared to results reported for the full year ended December 31, 2020. Annual and quarterly revenues exceeded the Company’s previously announced preliminary estimated revenues of $10 million and $3.6 million, respectively.

●	Gross profit for the three-month period ended December 31, 2021, amounted to $2,105,000, an increase of 335% compared to the corresponding period in 2020. Gross profit for the full year ended December 31, 2021, amounted to $5,136,000, an increase of 115% compared to the full year ended December 31, 2020.

Shachar Daniel, Chief Executive Officer of Safe-T, said, “We are proud of our record results in fiscal 2021, lifted by strong organic growth of our privacy business as well as by our penetration into the consumer market, together resulting in record revenues crossing the $10 million annual mark for the first time. Our business is expanding quarter-over-quarter and year-over-year, driven by growing interest in cybersecurity and privacy by consumers, small and midsized businesses, and enterprises, reinforcing the value of having diverse and complementary offerings. Furthermore, due to the current geopolitical situation, the need for effective cybersecurity and privacy tools such as those created by Safe-T, is greater than ever. We intend to capitalize on the momentum we are seeing across our various business lines and continue to expect substantial growth in 2022 and beyond. Key to our plans in the coming year will be expanding the depth, breadth and reach of each of our business segments through the launch of new software solutions for cybersecurity and privacy, supporting additional mobile platforms, as well as the first designed solution for desktop computers.”

2021 Highlights and Recent Business Developments

During 2021, we implemented a focused strategy to provide advanced solutions for critical needs in the cybersecurity and privacy markets.

Accelerating Consumer Business:

●	Acquisition of CyberKick Ltd. (“CyberKick”): the acquisition significantly contributed to growth of the Company as its consumer privacy and cybersecurity products gained traction in large geographic markets.

●	Cybersecurity for Consumers: we launched the first generation of iShield™, our most advanced cybersecurity product for consumers, quickly adding a new layer of protection to help consumers and small and mid-sized businesses defend against emerging ransomware attacks.

●	Privacy for Consumers: at the beginning of 2022, our newest consumer privacy solution is close to the 15,000-subscriber milestone. In addition, we launched a new malvertising protection product for Apple iOS devices, named Ad Blocker Pro.

Expanded Enterprise Business:

●	Privacy for Organizations: this segment recorded 63% annual growth in 2021. During the year, the enterprise privacy business launched its next generation IP Proxy network product targeting larger businesses and B2B customer markets. We also launched a new enterprise data collection solution, or Data Collection-as-a-Service (“DCaaS”), enabling unlimited collection of online, public, web-based data for business analytics and secured a first DCaaS project with a global data services company. Our enterprise privacy business also gained momentum in the Asia-Pacific region with over 75 new clients, including e-commerce and NFT (Non-Fungible Token) organizations.

●	Cybersecurity for Enterprises: recent geopolitical events reinforced the growing demand and need for solid tools for overcoming new threats. Safe-T and TerraZone Ltd. (“TerraZone”) collaborated to advance global sales, marketing, and development of our ZoneZero® Zero Trust network access software technology, targeting global enterprises.

“Despite extreme market volatility, we have full confidence in our short- and long-term business plans and in our ability to capitalize on the strong growth, which we believe will continue throughout this year and beyond. Our team has already implemented several strategic cost reduction initiatives, such as our recent development and distribution partnership with TerraZone for our ZoneZero® enterprise security solution, which we expect to lower our total expenses beginning from the third quarter of 2022. We enter fiscal 2022 well positioned with new products and a more effective and efficient operation, and we expect to continue to grow while providing significant value for our stakeholders,” concluded Mr. Daniel.

Chen Katz, Chairman of the Board of Directors of Safe-T, commented, “Our consumer and enterprise privacy unit has made exceptional progress in terms of its offering and growth, despite ongoing legal proceedings brought by Luminati Networks Ltd. (now, Bright Data). Over the last two years, Bright Data has filed several intellectual property-related complaints against multiple companies in the IP Proxy sector, which we believe are aimed primarily to disrupt competition and hinder innovation. In December 2021, we successfully demonstrated that Bright Data’s first complaint against us was without merit and that case was dismissed without prejudice and without monetary payment or effect on our ongoing business. In June 2021, Bright Data filed another action against us which is still ongoing and as in the first case, we continue to disagree with Bright Data’s claims and are consistently challenging their patentability of Bright Data’s patents with the United States Patent and Trademark Office (“USPTO”). To-date, the USPTO has preliminarily agreed with our positions that Bright Data’s patents are likely unpatentable. Despite Bright Data’s tactics and the expense of patent litigation in the United States, we intend to continue to vigorously defend our consumer and enterprise privacy operations, and our ability to offer our unique technology and solutions to customers.”

Financial Results for the Three Months Ended December 31, 2021:

●	Revenues in the fourth quarter of 2021 amounted to $3,773,000 (Q4.2020: $1,295,000). The growth is attributed to the increase in enterprise privacy business revenues and the consolidation of CyberKick’s revenues following the completion of its acquisition on July 4, 2021.

●	Cost of revenues in the fourth quarter of 2021 totaled $1,668,000 (Q4.2020: $811,000). The increase is mainly a result of growth in revenue in the enterprise privacy business which involves higher costs related to internet service providers, as well as the consolidation of CyberKick’s cost of revenues, mainly in traffic acquisition costs for third party products.

●	Research and development expenses in the fourth quarter of 2021 totaled $1,900,000 (Q4.2020: $754,000). The increase is attributed to the consolidation of CyberKick’s research and development expenses, the development and support of new products, as well as an increase in the Company’s salary costs and share-based compensation.

●	Sales and marketing expenses in the fourth quarter of 2021 totaled $2,809,000 (Q4.2020: $1,320,000). The increase is primarily attributed to the consolidation of CyberKick’s sales and marketing expenses, primarily in support of its products’ advertising costs, as well as to an increase in the Company’s salary costs and share-based compensation.

•	General and administrative expenses in the fourth quarter of 2021 totaled $2,599,000 (Q4.2020: $1,289,000). The increase is mainly due to higher professional fees, predominantly legal, in connection with patent-related proceedings brought by and against Bright Data Ltd., as well as an increase in overall salary and share-based compensation costs.

●	IFRS net loss in the fourth quarter of.2021 totaled $4,520,000, or $0.15[1] basic loss per ordinary share (Q4.2020: net loss of $5,009,000, or $0.28[1] basic loss per ordinary share). The increase in IFRS net loss is a result of the items discussed above.

●	Non-IFRS net loss in the fourth quarter of.2021 totaled $3,029,000, or $0.10[1] basic loss per ordinary share (Q4.2020: loss of $2,205,000, or $0.13[1] basic loss per ordinary share).

Financial Results for the Year Ended December 31, 2021:

●	Revenues in 2021 amounted to $10,281,000 (2020: $4,886,000). The growth is attributed to the increase in enterprise privacy business revenues and the consolidation of CyberKick’s revenues following the completion of its acquisition on July 4, 2021.

●	Cost of revenues in 2021 totaled $5,145,000 (2020: $2,499,000). The increase is mainly a result of growth in revenue in the enterprise privacy business which involves higher costs related to internet service providers, as well as the consolidation of CyberKick’s cost of revenues, mainly in traffic acquisition costs for third party products.

●	Research and development expenses in 2021 totaled $4,771,000 (2020: $2,202,000). The increase is attributed to the consolidation of CyberKick’s research and development expenses related to new and existing products, as well as to an increase of Company’s salary costs and share-based compensation.

●	Sales and marketing expenses in 2021 totaled $8,348,000 (2020: $4,215,000). The increase is primarily attributed to the consolidation of CyberKick’s sales and marketing expenses, primarily in its products advertising costs, as well as to an increase of Company’s salary costs and share-based compensation.

•	General and administrative expenses in 2021 totaled $7,013,000 (2020: $4,197,000). The increase is mainly due to higher professional fees, predominantly legal, in connection with patent-related proceedings brought by and against Bright Data Ltd., as well as to an increase of Company’s salary costs and share-based compensation.

•	IFRS net loss in 2021 totaled $13,125,000, or $0.48[1] basic loss per ordinary share (2020: net loss of $7,845,000, or $0.71[1] basic loss per ordinary share). The increase in IFRS net loss is a result of the items discussed above.

•	Non-IFRS net loss in 2021 totaled $10,301,000, or $0.38[1] basic loss per ordinary share (2020: loss of $6,153,000, or $0.56[1] basic loss per ordinary share).

[1]	Adjusted retrospectively to reflect a 40:1 reverse share split of the Company’s ordinary shares, which became effective on October 15, 2021.

The following table presents the reconciled effect of the non-cash expenses/income and certain expenses further described below, on the Company’s net loss for the years ended December 31, 2021 and 2020 and for the three-month periods ended December 30, 2021 and 2020:

	For the year Ended December 31,		For the Three-Month Period Ended December 31,
(thousands of U.S. dollars)	2021	2020	2021	2020

Net loss for the period	13,125	7,845	4,520	5,009
Issuance costs	-	156	-	-
Amortization and impairment of intangible assets and goodwill	2,112	3,781	1,126	2,145
Share-based compensation	2,356	742	955	393
Changes in fair value of finance liabilities, including measurement of contingent consideration	(1,644)	(2,987)	(590)	266
Total adjustment	2,824	1,692	1,491	2,804
Non-IFRS net loss	10,301	6,153	3,029	2,205

Balance Sheet Highlights:

●	As of December 31, 2021, shareholders’ equity totaled $23,692,000, or approximately $0.79 per outstanding American Depository Shares (ADSs) as of December 31, 2021, compared to shareholders’ equity of $16,216,000 on December 31, 2020. The increase is mainly due to the Company’s February 2021 registered direct offering and warrants exercises, partially offset by the Company’s operating loss during the year.

●	As of December 31, 2021, the Company’s cash and cash equivalents balance and short-term investments balance aggregated $9,715,000, compared to $11,017,000 on December 31, 2020.

Additional details on the Company’s financials, products and strategy will be available soon on the Company’s website here.

Use of Non-IFRS Financial Results

In addition to disclosing financial results calculated in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board, this press release contains non-IFRS financial measures of net loss for the periods presented that exclude the effect of share-based compensation expenses, amortization of intangible assets, non-cash issuance and acquisition expenses and the revaluation of finance liabilities at fair value[, including measurement of contingent consideration]. The Company’s management believes the non-IFRS financial information provided in this release is useful to investors’ understanding and assessment of the Company’s ongoing operations. Management also uses both IFRS and non-IFRS information in evaluating and operating its business internally, and as such deemed it important to provide this information to investors. The non-IFRS financial measures disclosed by the Company should not be considered in isolation, or as a substitute for, or superior to, financial measures calculated in accordance with IFRS, and the financial results calculated in accordance with IFRS and reconciliations to those financial statements should be carefully evaluated. Investors are encouraged to review the reconciliations of these non-IFRS measures to their most directly comparable IFRS financial measures provided in the financial statement tables herein.

Fourth Quarter 2021 Financial Results Conference Call

Mr. Shachar Daniel, Chief Executive Officer of Safe-T, and Mr. Shai Avnit, Chief Financial Officer of Safe-T, will host a conference call today, on March 29, 2022, at 08:30 a.m. ET, to discuss the fourth quarter financial results, followed by a Q&A session.

To attend the conference call, please dial one of the following teleconferencing numbers. Please begin by placing your call five minutes before the conference call commences. If you are unable to connect using the toll-free number, please try the international dial-in number:

Date:	Tuesday, March 29, 2022
Time:	08:30 a.m. Eastern time, 05:30 a.m. Pacific time
Toll-free dial-in number:	1-877-407-0789
Israel Toll Free:	1 809 406 247
International dial-in number:	1-201-689-8562
Conference ID:	13727907

Participants will be required to state their name and company upon entering the call. If you have any difficulty connecting with the conference call, please contact Michael Glickman on behalf of Safe-T at 917-397-2272.

The conference call will be broadcast live and available for replay at https://themediaframe.com/mediaframe/webcast.html?webcastid=hkNBR1SW and via the investor relations section of the Company's website at https://www.safetgroup.com.

A replay of the conference call will be available after 11:30 a.m. Eastern time through April 29, 2022:

Toll-free replay number:	1-844-512-2921
International replay number:	1-412-317-6671
Replay ID:	13727907

About Safe-T® Group Ltd.

Safe-T Group Ltd. (Nasdaq, TASE: SFET) is a global provider of cyber-security and privacy solutions to consumers and enterprises. The Company operates in three distinct segments, tailoring solutions according to specific needs. The segments include, enterprise cyber-security solutions, enterprise privacy solutions, and consumer cyber-security and privacy solutions.

Our cyber-security and privacy solutions for consumers provide a wide security blanket against ransomware, viruses, phishing, and other online threats, as well as a powerful, secured, and encrypted connection, masking their online activity and keeping them safe from hackers. The solutions are designed for both advanced and basic users, ensuring full protection for all personal and digital information.

Our cyber-security solutions for enterprises, designed for cloud, on-premises, and hybrid networks, mitigates attacks on enterprises’ business-critical services and sensitive data, while ensuring uninterrupted business continuity. Organizational data access, storage, and exchange use cases, from outside the organization or within, are secured according to the “validate first, access later” philosophy of Safe-T’s zero trust. Our ZoneZero® solutions are available by our reseller, TerraZone Ltd., a global information security provider, as a solution or cloud service.

Our privacy solutions for enterprises are based on our advanced and secured proxy network, the world’s fastest, enabling our customers to collect data anonymously at any scale from any public sources over the web using a unique hybrid network. Our network is the only one of its kind that is comprised of millions of residential exit points and hundreds of servers located at our ISP partners around the world. The infrastructure is optimally designed to guarantee the privacy, quality, stability, and the speed of the service.

For more information about Safe-T, visit www.safetgroup.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Safe-T is using forward-looking statements in this press release when it discusses its outlook for the future, its intention to capitalize on the momentum the Company is seeing in the business and continued substantial growth in 2022, its plans to expand the depth, breadth and reach of each of its business segments through the launch of new software solutions for cybersecurity and privacy supporting additional mobile platforms as well as the first designed for desktop computers in 2022, its belief that the strong growth will continue throughout this year and beyond, that the recent development and distribution partnership with TerraZone will lower the Company’s total expenses beginning in the third quarter of 2022, its belief that the combination of new products and cost cutting efforts better positions Safe-T to continue to grow while providing significant value for its stakeholders and the potential outcomes of the litigation involving intellectual property-related complaints. Because such statements deal with future events and are based on Safe-T’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Safe-T could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Safe-T’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 29, 2022, and in any subsequent filings with the SEC. Except as otherwise required by law, Safe-T undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Safe-T is not responsible for the contents of third-party websites.

INVESTOR RELATIONS CONTACTS:

Steve Gersten, Director of Investor Relations
Safe-T Group Ltd.

813-334-9745
investors@safe-t.com

Michal Efraty

Investor Relations, Israel

+972-(0)52-3044404
michal@efraty.com

Consolidated Statements of Financial Position

(In thousands of USD)

	December 31,
	2021	2020
	(Audited)
Assets
Current assets:
Cash and cash equivalents	3,828	11,017
Short-term investments	5,887	-
Trade receivables	1,496	645
Other receivables	713	897
Total current assets	11,924	12,559

Non-current assets:
Long-term restricted deposits	84	89
Long-term deposit	65	50
Property and equipment, net	119	144
Right of use assets	451	543
Goodwill	10,998	5,387
Intangible assets, net	7,013	4,201
Total non-current assets	18,730	10,414
Total assets	30,654	22,973

Liabilities and equity
Current liabilities:
Trade payables	1,219	274
Other payables	2,839	1,358
Contract liabilities	514	441
Contingent consideration	-	915
Derivative financial instruments	488	1,448
Short-term lease liabilities	365	-
Total current liabilities	5,425	4,734

Non-current liabilities:
Long-term contract liabilities	18	41
Long-term lease liabilities	197	365
Deferred tax liabilities	645	793
Long-term contingent consideration	-	684
Liability in respect of the Israeli Innovation Authority	182	140
Total non-current liabilities	1,042	2,023
Total liabilities	6,467	6,757

Equity:
Ordinary shares	-	-
Share premium	91,112	71,492
Other equity reserves	16,732	15,256
Accumulated deficit	(83,657)	(70,532)
Total equity	24,187	16,216
Total liabilities and equity	30,654	22,973

Consolidated Statements of Profit or Loss

(In thousands of USD, except per share amounts)

	For the Year Ended December 31,		For the Three Months Ended December 31,
	2021	2020	2021	2020
	(Audited)	(Audited)	(Unaudited)	(Unaudited)

Revenues	10,281	4,886	3,773	1,295
Cost of revenues	5,145	2,499	1,668	811
Gross profit	5,136	2,387	2,105	484

Research and development expenses	4,771	2,202	1,900	754
Sales and marketing expenses	8,348	4,215	2,809	1,320
General and administrative expenses	7,013	4,197	2,599	1,289
Impairment of goodwill	700	2,759	700	1,959
Contingent consideration measurement	(684)	345	(94)	(85)
Operating expenses	(20,148)	(13,718)	(7,914)	(5,237)

Operating loss	(15,012)	(11,331)	(5,809)	(4,753)

Finance income (expenses), net	942	3,240	497	(318)
Tax benefit	945	246	792	62
Net loss	(13,125)	(7,845)	(4,520)	(5,009)

Basic loss per share*	(0.48)	(0.71)	(0.15)	(0.28)

Diluted loss per share*	(0.49)	(0.84)	(0.15)	(0.29)

*	Adjusted retrospectively to reflect a 40:1 reverse share split of our ordinary shares, effective as of October 15, 2021